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                                        OMB APPROVAL

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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No. 3)*


                         Quality Systems, Inc.
                            (Name of Issuer)

                              Common Stock
---------------------------------------------------------------------------
                    (Title of Class of Securities)

                                747582104
                              (CUSIP Number)

     Andrew E. Shapiro, Manager         Christopher J. Rupright, Esq.
     Lawndale Capital Management, LLC   Shartsis Friese & Ginsburg
     One Sansome Street, Suite 3900     One Maritime Plaza, 18th Floor
     San Francisco, CA  94104           San Francisco, CA 94111
     (415) 288-2330                     (415) 421-6500
---------------------------------------------------------------------------

                              July 21, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

CUSIP No. 747582104                                    Page 2 of 13 pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Lawndale Capital Management, LLC
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       / X /
                                                            (b)       /  /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  527,000
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              527,000
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     527,000
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.4
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO and IA

CUSIP No. 747582104                                    Page 3 of 13 pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Andrew E. Shapiro
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  527,000
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              527,000
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     527,000
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.4
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

CUSIP No. 747582104                                    Page 4 of 13 pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Diamond A Partners, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  446,700
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              446,700
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     446,700
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.2
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN

CUSIP No. 747582104                                    Page 5 of 13 pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Diamond A Investors, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  80,300
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              80,300
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     80,300
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.3
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN

CUSIP No. 747582104                                    Page 6 of 13 pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to Common Stock (the "Stock") of Quality Systems, Inc. ("QSII"). The principal executive office of QSII is located at 17822 East 17th Street, Tustin, CA 92780.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"); Diamond A Partners, L.P., a California limited partnership ("DAP"); Diamond A Investors, L.P., a California limited partnership ("DAI"); and Andrew E. Shapiro ("Shapiro").

(b) The business address of LCM, DAP, DAI and Shapiro is One Sansome Street, Suite 3900, San Francisco, California 94104.

(c) LCM is the investment adviser to and general partner of DAP and DAI, which are investment limited partnerships. Shapiro is the sole manager of LCM.

(d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Shapiro is a citizen of the United States of America.

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CUSIP No. 747582104                                    Page 7 of 13 pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser      Source of Funds               Amount

LCM            Funds Under Management(1)     $3,569,481.10
DAP            Working Capital               $3,021,031.10
DAI            Working Capital               $  548,449.00

(1)  Includes funds of DAP and DAI invested in Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

Subsequent to their filing of this Schedule 13D and its amendments, the Reporting Persons ("Lawndale") have been in additional contact with management and members of the Board of Directors of QSII to discuss the strategies QSII plans to employ to maximize shareholder value, including, but not limited to, changes in the composition of QSII's Board of Directors (see below), the integration of QSII's separate businesses and QSII's announced, but not executed, Stock buyback plan.

Lawndale has communicated to members of QSII's Board of Directors, including its Chairman, Lawndale's views as to the merits of changes in QSII's Board of Directors. Lawndale believes that a more active and independent Board with a long-term strategic view of maximizing shareholder value is necessary and
currently lacking at QSII.   Furthermore, Lawndale believes that the proper
framework in determining the "independence" of a director should follow guidelines promulgated by either the Council of Institutional Investors or CALPERS. Lawndale believes that QSII directors need to have greater operating depth and experience in QSII's industry(ies) than QSII's current
independent board members.   Lawndale believes that shareholder interests
would be further served if representatives of large non-management shareholders were members of QSII's Board.

CUSIP No. 747582104                                    Page 8 of 13 pages

In April, as part of Lawndale's desire to strengthen the quality and independence of, and level of management accountability to, the Board, Lawndale introduced a highly qualified independent director for QSII's consideration to be nominated to a vacancy on the QSII's Board. Lawndale has been informed by QSII that the candidate introduced by Lawndale is among several under consideration for appointment to the Board. QSII has been unable to fully evaluate candidates in time for nomination and election by shareholders at the upcoming Annual Meeting. QSII has represented to Lawndale that its Board intends to continue the evaluation process and to appoint new Board member(s) in a timely manner. Depending on the progress of this evaluation process, at the time of the Annual Meeting in September 1998, Lawndale may withhold the vote of its Stock (a "Vote No Action") on the reelection of QSII's current Board of Directors. In the event that QSII is unable to timely evaluate and appoint new members to its Board that are independent and possess greater operating depth and experience in QSII's industry(ies), Lawndale may communicate with other shareholders to discuss actions that could be taken to cause QSII to improve the make-up of its Board.

Lawndale has also been in contact with other significant shareholders of QSII regarding all the above-mentioned matters. Lawndale may continue such activities. Lawndale did not at the time of the purchase of the Stock, and does not presently, have any plan to acquire control of QSII. Lawndale may buy or sell additional shares of Stock in the open market from time to time.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

               Aggregate
               Beneficially
               Owned                Voting Power       Dispositive Power
Name      Number         Percent   Sole      Shared    Sole      Shared

LCM       527,000        8.4       -0-       527,000   -0-       527,000
Shapiro   527,000        8.4       -0-       527,000   -0-       527,000
DAP       446,700        7.2       -0-       446,700   -0-       446,700
DAI        80,300        1.3       -0-        80,300   -0-        80,300

CUSIP No. 747582104                                    Page 9 of 13 pages

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since May 21, 1998.

     Purchase                 Number         Price
Name  or Sale  Date           of Shares      Per Share

DAP       P    05/21/98          500         $ 7.563
DAP       P    05/22/98        2,100         $ 7.625
DAI       P    05/22/98          400         $ 7.625
DAP       P    05/26/98        8,500         $ 7.500
DAI       P    05/26/98        1,500         $ 7.500
DAP       P    05/27/98       16,200         $ 7.535
DAP       P    05/27/98        4,200         $ 7.625
DAI       P    05/27/98        2,800         $ 7.535
DAI       P    05/27/98          800         $ 7.625
DAP       P    05/28/98        4,300         $ 7.600
DAI       P    05/28/98          700         $ 7.600
DAP       S    06/03/98        1,700         $ 9.563
DAI       S    06/03/98          300         $ 9.563
DAP       P    06/04/98        1,300         $ 9.750
DAP       S    06/04/98        8,600         $ 9.875
DAI       P    06/04/98          200         $ 9.750
DAI       S    06/04/98        1,400         $ 9.875
DAP       P    06/05/98          800         $10.250
DAP       S    06/05/98       14,000         $10.318
DAI       P    06/05/98          200         $10.250
DAI       S    06/05/98        2,500         $10.318
DAP       P    06/08/98          800         $10.375
DAP       S    06/08/98          800         $10.500
DAI       P    06/08/98          200         $10.375
DAI       S    06/08/98          200         $10.500
DAP       P    06/11/98          300         $10.125
DAP       S    06/11/98        1,000         $10.313
DAP       P    06/12/98          800         $10.500
DAP       S    06/12/98        9,200         $10.602
DAI       P    06/12/98          200         $10.500
DAI       S    06/12/98        1,700         $10.602
DAP       P    06/18/98        1,000         $10.313
DAP       S    06/18/98        2,700         $10.438
DAI       S    06/18/98          400         $10.438

          (Table continued on page 11)

CUSIP No. 747582104                                    Page 10 of 13 pages

          (Table continued from Page 10)

DAP       P    06/19/98        3,000         $10.518
DAP       S    06/19/98        7,100         $10.767
DAI       P    06/19/98          500         $10.518
DAI       S    06/19/98        1,200         $10.767
DAP       P    06/24/98       15,300         $ 9.016
DAI       P    06/24/98        2,700         $ 9.016
DAP       P    06/25/98        2,500         $ 9.125
DAP       P    06/25/98        2,700         $ 9.152
DAI       P    06/25/98          800         $ 9.152
DAP       P    06/26/98        2,400         $ 9.071
DAI       P    06/26/98        3,500         $ 9.071
DAP       P    06/29/98        1,000         $ 9.000
DAP       P    06/30/98        6,700         $ 9.224
DAI       P    06/30/98        1,800         $ 9.224
DAP       P    07/01/98        2,800         $ 9.125
DAP       P    07/01/98        3,300         $ 9.129
DAP       P    07/02/98        3,200         $ 8.982
DAI       P    07/02/98          200         $ 8.982
DAP       P    07/06/98        7,300         $ 8.948
DAP       S    07/06/98          800         $ 9.000
DAI       P    07/06/98        1,300         $ 8.948
DAI       S    07/06/98          200         $ 9.000
DAP       P    07/07/98        6,000         $ 5.802
DAP       P    07/07/98        3,200         $ 5.862
DAP       S    07/07/98        1,000         $ 6.000
DAI       P    07/07/98        1,500         $ 5.862

          (Table continued on Page 12)

CUSIP No. 747582104                                    Page 11 of 13 pages

          (Table continued from Page 11)

DAP       P    07/08/98        2,400         $ 6.110
DAI       P    07/08/98          600         $ 6.110
DAP       P    07/09/98          600         $ 6.000
DAP       P    07/09/98        5,000         $ 6.063
DAI       P    07/09/98        1,000         $ 6.000
DAP       P    07/10/98        2,400         $ 5.995
DAP       P    07/13/98        4,000         $ 6.000
DAP       P    07/13/98        2,200         $ 6.000
DAI       P    07/13/98          800         $ 6.000
DAP       P    07/14/98        2,600         $ 6.027
DAI       P    07/14/98          900         $ 6.027
DAP       S    07/15/98          500         $ 6.313
DAP       P    07/16/98        2,600         $ 6.083
DAI       P    07/16/98          400         $ 6.083
DAP       P    07/17/98          500         $ 6.125
DAP       P    07/20/98        1,800         $ 6.063
DAP       S    07/20/98        1,600         $ 6.211
DAP       P    07/21/98        9,700         $ 5.667
DAI       P    07/21/98        1,900         $ 5.667
DAP       P    07/22/98        1,400         $ 5.625
DAP       P    07/22/98        2,900         $ 5.813
DAI       P    07/22/98          600         $ 5.813
DAP       S    07/23/98        1,000         $ 5.813
DAP       P    07/23/98       10,300         $ 5.845
DAP       P    07/23/98        2,500         $ 5.875
DAI       P    07/23/98        2,200         $ 5.845
DAP       P    07/24/98        6,600         $ 5.849
DAP       S    07/24/98        2,200         $ 5.989
DAI       P    07/24/98          600         $ 5.849
DAP       S    07/27/98          700         $ 6.375
DAI       S    07/27/98          300         $ 6.375
DAP       P    07/27/98        2,100         $ 6.370
DAI       P    07/27/98          600         $ 6.370
DAP       P    07/28/98        5,900         $ 6.268
DAI       P    07/28/98        1,100         $ 6.268


All transactions were executed through the Nasdaq National Market System.

CUSIP No. 747582104                                    Page 12 of 13 pages

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

LCM is the general partner of DAP and DAI pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of DAP and DAI in Stock, to vote and dispose of Stock and to file this statement on behalf of DAP and DAI. Pursuant to such limited partnership agreements, the general partner of DAP and DAI is entitled to allocations based on assets under management and realized and unrealized gains.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A.   Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    July 28, 1998.

DIAMOND A PARTNERS, L.P.                DIAMOND A INVESTORS, L.P.

By:  Lawndale Capital Management, LLC   By:  Lawndale Capital Management, LLC
     General Partner                         General Partner


     By:  /s/ Andrew E. Shapiro              By:  /s/ Andrew E. Shapiro
          Andrew E. Shapiro                       Andrew E. Shapiro
          Manager                                 Manager

LAWNDALE CAPITAL MANAGEMENT, LLC



By:  /s/ Andrew E. Shapiro                   /s/ Andrew E. Shapiro
     Andrew E. Shapiro                       Andrew E. Shapiro
     Manager

CUSIP No. 747582104                                    Page 13 of 13 pages

                                                            EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Quality Systems, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  December 22, 1997.

DIAMOND A PARTNERS, L.P.                DIAMOND A INVESTORS, L.P.

By:  Lawndale Capital Management, LLC   By:  Lawndale Capital Management, LLC
     General Partner                         General Partner



By:  /s/ Andrew E. Shapiro              By:  /s/ Andrew E. Shapiro
     Andrew E. Shapiro                       Andrew E. Shapiro
     Manager                                 Manager

LAWNDALE CAPITAL MANAGEMENT, LLC



By:  /s/ Andrew E. Shapiro                   /s/ Andrew E. Shapiro
     Andrew E. Shapiro                       Andrew E. Shapiro
     Manager

C:\DMS\3693\011\0274687.02